3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

(fax) 215.981.4750

Brian M. Katz

direct dial:  215.981.4193

direct fax:  215.981.4750

katzb@pepperlaw.com

November 17, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Rebekah Toton, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Chris White, Accountant

Re:	MEDecision, Inc.

Comments to Amendment No. 3 to the Registration Statement on Form S-1

Commission File No. 333-136532

Ladies and Gentlemen:

On behalf of MEDecision, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-136532 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2006 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 4 to the Registration Statement (the “Amendment”), which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Securities and Exchange Commission

November 17, 2006

Form S-1/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 62

Contractual Obligations and Commitments, page 65

1.

Revise your disclosure to discuss the financial covenants contained in your credit facility with Silicon Valley Bank. In this regard, we note Section 6.8 of exhibit 10.19 sets forth liquidity and net income covenants. Disclose the material terms of these covenants and state whether or not you are currently in compliance with all covenants.

In response to the Staff’s comment, the Company revised the disclosure regarding its credit facility with Silicon Valley Bank on page 65 of Amendment No. 4 to the Registration Statement to include a discussion of the financial covenants.

Management, page 86

2.

We note that Mr. Blondin and Ms. Dow have been elected to your board of directors, effective upon the consummation of this offering. Please revise your signature page to have these directors sign the registration statement or include the consents required by Rule 438 of Regulation C.

The Company has filed a Consent to be Named as a Director for each of Mr. Blondin and Ms. Dow as Exhibits 23.6 and 23.7, respectively, to Amendment No. 4 to the Registration Statement.

Principal and Selling Shareholders, page 108

3.

Please refer to prior comment 17 from our letter dated October 19, 2006. In your response letter, please confirm our understanding that only shares of common stock being registered for resale by the selling shareholders are those issued upon the previous conversion or issuable upon future conversion of Series B and Series C preferred stock.

The Company advises you supplementally that the only shares of common stock being registered for resale by the selling shareholders are those issued upon the previous conversion or issuable upon future conversion of the Company’s Series B and Series C preferred stock.

4.	Please revise footnote (2) to the table on page 109 to name the natural person(s) who exercises sole or shared voting and/or dispositive power over the shares being offered by Stockwell Fund, L.P.

Securities and Exchange Commission

November 17, 2006

In response to the Staff’s comment, the Company revised the footnote disclosure on pages 109-10 of Amendment No. 4 to the Registration Statement to name the natural persons who exercise shared voting and dispositive power over the shares being offered by Stockwell Fund, L.P.

5.

Please refer to prior comment 35 from our letter dated September 8, 2006. With respect to any selling shareholders that are affiliates of registered broker-dealers, expand the prospectus disclosure to identify them and indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

In response to the Staff’s comment, the Company revised the Principal and Selling Shareholders table and expanded the disclosures regarding the selling shareholders that are affiliates of registered broker-dealers on pages 109-11 of Amendment No. 4 to (i) identify them, (ii) indicate that they acquired the securities to be resold in the ordinary course of business and (iii) indicate that, at the time of acquisition, they did not have any agreements, understandings or arrangements with any other persons to dispose of the securities.

Financial Statements

Note (3) Summary of Significant Accounting Policies

(d) Revenue Recognition, page F-12

6.

Your response to prior comment number 25 states that you sell five-year and one-year term licenses in the same contractual arrangements. Your response further indicates that while you have not established VSOE of fair value for the PCS element included in the one-year term license fee, you have established VSOE of fair value of the one-year term license and PCS in its entirety. Clarify why you believe that it is appropriate to establish VSOE of fair value of the delivered one year term license and undelivered PCS elements in this arrangement as if they were one element.

Securities and Exchange Commission

November 17, 2006

The Company believes that its prior characterization of its one-year term license arrangements for certain products requires clarification. Our one-year term fees for our Analytics and Disease Management (ADM) and Information Exchange (TIE) products are subscription fees. Since the ADM and TIE products are hosted by the Company at its ASP facility and the customer does not have a contractual right to take possession of the software at any time without significant penalty, and it is not feasible for the customer to either run the ADM or TIE software on its own hardware or a third party’s hardware, these arrangements are accounted for as service contracts pursuant to EITF 00-03 and are therefore outside the scope of SOP 97-2. Accordingly, the fees related to these subscription arrangements are recognized as the services are performed, i.e. over the life of the 12-month subscription arrangement, pursuant to fair value measure, as determined by EITF 00-21.

The Company has certain software arrangements, accounted for under SOP 97-2, whereby certain elements are deemed to be non-software related, based on the provisions of EITF 00-03. For example, the Company licenses software, Advanced Medical Management (AMM), in an arrangement which includes software and PCS. In addition, the same arrangement includes a subscription element for ADM, which is non-software related. Under the AMM software license, the arrangement provides the customer with a renewal rate for the one-year contractual PCS for AMM, which is considered substantive. Therefore VSOE of fair value exists for the PCS. As noted above, since the ADM software is hosted at the Company’s ASP facility and the customer does not have the contractual right to take possession of the software without significant penalty, per EITF 00-03, the ADM element falls outside the scope of SOP 97-2 and instead falls within the scope of EITF 00-21. The Company has established the fair value of the ADM subscription based on the price charged for such a subscription when sold separately as a renewal. As the Company has appropriate evidence of fair value for all undelivered elements under the arrangement, it uses the residual method to allocate the consideration to delivered elements of the arrangement, i.e. VSOE for the undelivered PCS element under AMM, fair value for the undelivered subscription under ADM and residual for the delivered software under the AMM license.

The following is an example of such an arrangement:

The Company enters into an arrangement with a customer to provide a license to the AMM module, one year of PCS for the AMM module, and a one-year subscription for the Company’s ADM module, which is hosted at the Company’s ASP facility. The customer does not have the contractual right to take possession of the software at any time without significant penalty, and it is not feasible for the customer to either run the ADM software on its own hardware or a third-party’s hardware.

This arrangement includes elements within the scope of SOP 97-2 (AMM license and PCS for the AMM module) and an element not within the scope of SOP 97-2 (the subscription to the hosted ADM module).

The arrangement provides the customer with a renewal rate for the one-year contractual PCS of $22,000, which is considered substantive. Therefore, VSOE of fair value exists for the PCS.

The Company also sells the subscription to the hosted ADM module separately. It has established the fair value of the ADM subscription based on standalone sales of the ADM subscription for $128,000.

Total fee	$250,000
Non-software related element:
ADM subscription (based on fair value)	(128,000)

Arrangement consideration allocated to:
SOP 97-2 deliverables	122,000
PCS – one-year (based on VSOE of fair value)	(22,000)

Residual amount: AMM software license	$100,000

Securities and Exchange Commission

November 17, 2006

As discussed above, the Company’s current description of its one-year term fees for ADM and TIE requires clarification as these arrangements represent subscriptions to access the Company’s software located at its ASP facility. Accordingly, the Company has revised its disclosure in Footnote 3 to the consolidated financial statements to clarify that the Company’s ADM and TIE products are offered on a subscription basis. The first paragraph of Footnote 3 (d) has been revised to read as follows:

“The Company derives its revenue primarily from three sources: (i) initial term and renewal license fees for its Advanced Medical Management and Clinical Rules and Processes modules; (ii) recurring revenue consisting of annual recurring subscription fees for its Analytics and Disease Management and Transactions and Information Exchange modules, transaction revenue associated with member eligibility verification, clinical adjudication of treatment requests and access of on demand member health information and technical and clinical maintenance and support fees; and (iii) fees for discrete professional services. The Company’s standard license agreement typically provides a time-based license, five years in duration, to use its solutions. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, training, subscriptions or hosting services in conjunction with the software product license.”

In addition, in response to the Staff’s comment, the Company has revised its disclosure in Footnote 3 to the consolidated financial statements to clarify that the Company’s ADM and TIE products are hosted at its ASP facility and are offered under a subscription model. The tenth paragraph of Footnote 3 (d) has been revised to read as follows:

“The Company also offers subscriptions to access software which is hosted at its ASP facility. These fees are categorized as subscriptions by the Company. The fees related to these subscriptions arrangements are recognized as revenue ratably over the subscription term, which is typically 12 months. Revenue for multiyear time-based licenses and the provision of maintenance, whether separately priced or not, is recognized ratably over the license term and included in subscription, maintenance and transaction fee revenue unless a substantive maintenance renewal rate exists, in which case the residual amount is recognized as software revenue and included in term license fee revenue when the basic criteria of SOP 97-2 have been met.”

In order to clarify the Company’s basis of accounting for multiple-element arrangements, the Company has expanded Footnote 3 (d) to include the following description of its accounting for multiple element arrangements:

“The Company enters into transactions that represent multiple-element arrangements, which may include a combination of professional services, hosting, PCS and software. In instances where certain arrangements include both software and non-software related elements, the Company applies the principles of SOP 97-2 to software elements. If the elements of the arrangement fall outside the scope of SOP 97-2, then the Company applies the principles of EITF 00-21. In accordance with EITF 00-21, multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•	the delivered item(s) has value to the client on a stand-alone basis.

•	there is objective and reliable evidence of the fair value of the undelivered item(s).

•	if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company.

If these criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. If there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative fair value. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s), but no such evidence for the delivered item(s). In those cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s). The Company applies the revenue recognition policies discussed below to each separate unit of accounting.”

Securities and Exchange Commission

November 17, 2006

In addition, further clarify how you have met the criteria of paragraph 6.b of SOP 98-9 to apply the residual method in these arrangements as you have not established VSOE of fair value of all the undelivered elements (i.e. PCS element related to the one-year term license). If you conclude that you have not established VSOE of all undelivered elements, tell us how your accounting for these arrangements complies with paragraph 12 of SOP 97-2.

Since we have separated the ADM subscription element and established fair value of that element in accordance with EITF 00-21 and established VSOE of fair value for the AMM PCS element in accordance with paragraph 57 of SOP 97-2, there are no other undelivered elements for which VSOE or fair value has not been established. Accordingly, the requirements of paragraph 6.b of SOP 98-9 have been satisfied because (a) all other applicable revenue recognition criteria in SOP 97-2 have been met and (b) the fair value of the undelivered elements, i.e., the fair value of the annual subscription and VSOE of fair value of PCS for the AMM license have been established and are less than the total arrangement fee. Paragraph 4.a. of EITF 00-21 stipulates that a deliverable within a multiple-element arrangement may be within the scope of higher-level authority literature. For our multiple-element arrangements that include the elements of an AMM license fee for which VSOE does not exist, PCS for AMM and a subscription for ADM, the Company believes that it is appropriate to apply the provisions of SOP 98-9 with respect to applying the residual method to determine the value ascribed to the AMM license fee that is recognized as revenue once persuasive evidence of an arrangement exists, delivery has occurred, the fee is determined to be fixed and determinable and collectibility is deemed to be probable.

7.

We note your response to prior comment number 27 with respect to your policy for classifying product and service fees derived in arrangements that require you to apply contract accounting. Please address the following comments with respect to your response:

•

Your response indicates that you use the contractual value of the term license and professional service elements of these arrangements for statement of operations classification purposes. Clarify why you believe it is appropriate to use the contractual value to allocate arrangement fee for statement of operation classification purposes.

Securities and Exchange Commission

November 17, 2006

Prior to 2003, it was determined that the services provided by the Company in connection with the licensing of its software required significant modification of that software and therefore were essential to the functionality of the software. Accordingly, pursuant to paragraph 7 of SOP 97-2, arrangements entered into prior to 2003 were accounted for in conformity with Accounting Research Bulletin No. 45 and SOP 81-1. Because such arrangements included a license element as well as a service element, the Company allocated the total arrangement fee between the “Term license revenue” and “Professional services” captions on the consolidated statement of operations. Because no other basis for allocating this revenue existed, and because the amount recorded as revenue for 2003 represented just 4% of total revenue for the year, the Company used the contractual values for licenses and professional services in these arrangements as its basis for allocating revenue between the two financial statement captions. It should be noted that the revenue generated in 2003 from these types of arrangements pertained to contracts entered into in 2002 and completed in 2003.

The Company did not isolate this revenue on a separate line item of the consolidated statements of operations because of (a) the immaterial nature of this revenue (4% of total revenue) and (b) the fact that these types of arrangements do not apply to the Company after 2003 nor are they expected to pertain to the Company in the future.

•

In addition your response refers to the amount of revenue recognized from the proportional performance method of accounting. Therefore, we reissue and clarify the last sentence of our prior comment number 27. Please tell us how much revenue you recognized from contract accounting in fiscal years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006. Note, your reference to the proportional performance method of accounting indicates that you are applying the provisions of SAB Topic 13 to your arrangements that require the application of contract accounting. We refer you to section II.F.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance released on December 1, 2005.

Prior to January 1, 2003, the Company’s software products could not be used by its customers without significant modification to the software. Beginning in 2003, the Company was able to offer its software products in such a way that they were functional upon delivery to its customers. The Company’s application of contract accounting using concepts of 81-1 resulted in revenues for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003 of $0, $0, $0 and $829,000, respectively. The Company employs the proportional performance method for purposes of recognition of revenue related to services arrangements that are accounted for separately from its licensing arrangements.

(n) Earnings (Loss) Per Share, page F-21

8.

We note you have revised your fiscal year 2005 diluted earnings per share in response to prior comment number 35. The revision appears to be the correction of an error of the previously reported diluted earnings per share. Tell us your consideration of providing the disclosure required by paragraph 25 of SFAS 154 for this error correction. Revise as appropriate.

Securities and Exchange Commission

November 17, 2006

In response to the Staff’s comment, the Company has revised its disclosure in Footnote 2 to the consolidated financial statements to include the following:

“When the Company published its restated financial statements for the year ended December 31, 2005, the (loss) income per share available to common shareholders, diluted, was incorrectly stated as $0.17 per share. The correct figure was $0.33 per share. There was no effect on assets or liabilities or retained earnings, and the financial statements have been restated to reflect the correction.”

(w) Recently Issued Accounting Standards, page F-24

9.

Your disclosure indicates that you are currently applying the rollover method to quantify identified financial statement misstatements. Please be advised if your registration statement is declared effective after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement. We refer you to footnote 6 of SAB 108. Please tell us whether the application of SAB 108 would have a material impact to the financial statements included in your registration statement. In addition, revise your disclosure as appropriate.

In response to the Staff’s comment, the Company revised its disclosure in Footnote 3 to the consolidated financial statements to clarify that the Company has adopted SAB 108 as of September 30, 2006, and that no material adjustments resulted from the initial adoption of that standard. The relevant section of Footnote 3 has been revised to read as follows:

“In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements.

Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the “roll-over” and “iron curtain” methods. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements. The Company currently uses the roll-over method for quantifying identified financial statement misstatements, but will use both methods after adoption of SAB 108.

Securities and Exchange Commission

November 17, 2006

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods.

SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.   Use of this “cumulative effect” transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

The Company initially applied SAB 108 using the retroactive transition method in connection with the preparation of the Company’s interim financial statements for the nine months ending September 30, 2006. When the Company initially applied the provisions of SAB 108, the Company did not record a material adjustment as of September 30, 2006.”

Note (6) Income Taxes, page F-27

10.

We note your response to prior comment number 36 with respect to your deferred tax asset valuation analysis. Your response indicates that your relied heavily on paragraph 102 of SFAS 109 when determining it was more likely than not that your deferred tax assets will be realized as you have concluded that you have not experienced cumulative losses in recent years. In addition, your response indicates that your projections for fiscal year 2006 and 2007 add to the weight of positive evidence. A projection, in and of itself, is not an example of positive evidence that might support a conclusion that a valuation allowance is not needed. Paragraph 24.a of SFAS 109 indicates that you would need “existing contracts or firm backlog that will produce more than enough tax able income to realize the deferred tax asset based on existing sales prices and cost structures.” Clarify whether your projections are based on the evidence set forth in paragraph 24.a of SFAS 109 for both fiscal year 2006 and 2007. If not, your projections would not add to the weight of positive evidence supporting a conclusion that your deferred tax assets are realizable as the information cannot be objectively verified. Further, clarify whether you meet any of the examples of positive evidence set forth in paragraph 24 of SFAS 109. If not, it would appear that you are solely relying on the fact that you do not have cumulative losses in recent years to support your conclusion that your deferred tax assets are realizable or provide the additional evidence that your deferred tax assets are realizable (at a more likely than not level). We refer you to paragraph 25 of SFAS 109.

Securities and Exchange Commission

November 17, 2006

In the years immediately prior to 2000, the Company showed both operating and pretax profits. In 2000, the Company saw an opportunity to aid managed care organizations in reducing their administrative costs by automating the adjudication of member eligibility for provider treatment and referral requests through the Internet. It decided to convert its software products to web-based, multipayer software and raised capital to spend the significant sums on research and development necessary to rapidly develop the product. This decision resulted in significant net operating losses during the period of development. The recent operating history of the company and of the net deferred tax asset is as follows (in $000’s):

Year	Revenues	Research and Development Expense	Income (loss) before tax and before gain (loss) on embedded derivatives[1]	Net deferred tax assets generated (used)

2000	$10,757	$13,698	$(19,928)	$7,031
2001	12,404	7,911	(11,906)	6,556
2002	16,419	4,787	(3,521)	778
2003	20,527	3,903	(510)	(41)
2004	28,028	3,243	550	(2,026)
2005	38,596	2,627	2,895	(935)

[1]	Gain (loss) on embedded derivatives is a permanent difference between book and tax.

As the above chart shows, in 2003, after completing its research and development program to develop the AMM software, the Company returned to its pattern of generating taxable income. In the period 2003-2005, the Company used approximately $3.0 million of deferred tax assets (primarily net operating losses) to offset taxable income, which was approximately 20% of the total net deferred tax assets generated in the period 2000-2002.

In each of the years 2003-2005, the operating profits of the Company were close to the amounts forecasted in the operating plans (budgets) of the Company. Further, as of December 31, 2005, the Company generated taxable income in five out of the past eight years, which was interrupted only by the losses of 2000-2002. The Company therefore demonstrated its ability to forecast next-year operating profits and taxable income. In addition, the Company is within approximately $50,000 of its operating income projection for the nine months ended September 30, 2006. The Company believes that it will finish 2006 on plan as compared to its projections.

Moreover, the primary component of the net deferred tax assets (before valuation allowance) was the net operating losses created by the significant research and development spending in 2000-2002. That research and development spending was related to a specific and non-recurring program: the initial development of the web-based, multipayer AMM software. APB Opinion No. 30 defines unusual and infrequent events (paragraph 20). Under those criteria, the research and development spending program in 2000-2002 would not be characterized as unusual (because it is not abnormal, nor is it clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity), but it would meet the definition of infrequency of occurrence, since the underlying event (the crash research and development program to develop Internet-based software) is not reasonably expected to recur in the foreseeable future. Although research and development for enhancements and new product features is a normal component of a software company’s operations, the level and magnitude of the 2000-2002 program was not considered by management to be normal, as evidenced by research and development spending levels in the years 2003-2005 compared to 2000-2002.

Securities and Exchange Commission

November 17, 2006

Paragraph 24 of SFAS 109 gives “examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence” Subparagraph (c) describes “a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing condition.

In deciding to adjust the deferred tax asset valuation allowance at December 31, 2005, the Company concluded that paragraph 24(c) described a fact situation similar to that of the Company. In addition, as of that date, the Company had moved out of a three-year cumulative loss status. Paragraph 102 of SFAS 109 was considered as another piece of guidance in deciding whether a valuation allowance was needed: “when an enterprise moves out of a three-year cumulative loss status, the more likely than not criteria might remove the need for a valuation allowance.”

The Company’s operating plans for 2006 and 2007 projected two-year taxable income of approximately [CONFIDENTIAL TREATMENT REQUESTED: $____________], which would utilize approximately [CONFIDENTIAL TREATMENT REQUESTED: $____________] of the net deferred tax asset. The valuation allowance at December 31, 2005 was adjusted by that amount.

The Company also considered the following additional positive evidence:

•	Net operating loss expirations: the Company’s net operating losses do not begin to expire until 2010.
•

The Company’s existing customers are expected, based on five-year term license agreements signed and the historical renewal rates of these contracts, to generate [CONFIDENTIAL TREATMENT REQUESTED: $____________] in revenue in 2006, [CONFIDENTIAL TREATMENT REQUESTED: $____________] in revenue in 2007, and [CONFIDENTIAL TREATMENT REQUESTED: $____________] in 2008. Applying historical gross margins (less third-party software licenses) would yield gross margins of approximately [CONFIDENTIAL TREATMENT REQUESTED: $_____, $_____ and $_____]. Applying the fourth quarter 2005 cost structure (less sales commissions, business development costs, new product development and the $1.1 million special bonus in the fourth quarter of 2005), the Company projects [CONFIDENTIAL TREATMENT REQUESTED: $_____, $_____ and $_____] of taxable income in those three years from these customers, which would utilize approximately [CONFIDENTIAL TREATMENT REQUESTED: $____________] in deferred tax assets in those three years. As contemplated in paragraph 24a of SFAS 109, these existing contracts should “produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.”

Securities and Exchange Commission

November 17, 2006

Offsetting the positive evidence is the negative evidence of:

•	Operating losses in 2000-2003.
•

Operating loss in the first half of 2006: the Company reported a loss from operations of $39,000 for the six months ended June 30, 2006. However, this loss was projected in the Company’s operating plan at $0.1 million, so actual results were better than plan. Updating this figure through the first nine months of 2006, the Company has reported a loss from operations of $45,000 against plan income from operations of $8,000.

Accordingly, the Company believes that, given weight of the negative evidence concerning utilization of deferred tax assets and the weight of the positive evidence favoring utilization, the positive evidence more than outweighs the negative, satisfying the “more likely than not” criteria of paragraph 25 of SFAS 109. As a result, the Company concluded, based on its projection of taxable income for 2006 and 2007, that utilization of approximately $6.7 million of its net deferred tax assets was more likely than not, and reduced the valuation allowance by that amount.

(8) Common Stock, Warrants and Options

(c) Stock Options, page F-33

11.	We note your response to prior comment number 39 with respect to the valuation of your common stock. Please address the following additional comments with respect to your response:
•

Your response indicates the elimination of the illiquidity discount of 15% applicable to private company shares increased the average fair value of your common stock by $2.26 per share after June 30, 2006. We also note that a present value discount factor was applied to the values determined under the M&A and IPO valuations, which was used to account for the time and uncertainty of the M&A and IPO process. Clarify whether these discounts are the same or whether these are two distinct discounts applied at each valuation date. Tell us why you believe it is appropriate to discount your common stock valuation for such factor(s).

Securities and Exchange Commission

November 17, 2006

The illiquidity discount of 15% and the present value discount rates applied to the values determined under the M&A and IPO valuations to account for the time and uncertainty of the M&A and IPO process are different terms used to refer to the same discount factor used by the Company’s valuation consultant in performing the retrospective valuations of the Company’s stock value at December 31, 2005, 2004, 2003, 2002 and 2001.

In applying this discount, the Company’s valuation consultant relied on the guidance of Appendix I: Illustration of Enterprise Value Allocation Methods in the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The Appendix discusses the use of the probability-weighted expected return method, in which the value of an enterprise’s common stock is estimated based upon an analysis of future values for the Company assuming various possible future liquidity events, and includes discounting the expected return for each possible event to a present value using an appropriate risk-adjusted discount rate. Appendix I’s summation of the critical assumptions required to perform the probability-weighted expected return method includes a discussion of both discount rates. The appendix specifies use of discount rates as “estimates of the risk-adjusted rate of return an investor would require under each event scenario. The estimates will vary based upon the risk associated with the specific enterprise and event, and will be determined based upon a review of observed rates of return on comparable investments in the marketplace.”

Accordingly, the Company believes that management and its valuation consultant were appropriately following the guidance in the Practice Aid when applying risk-adjusted present value discount rates to the expected returns under the M&A and IPO process in calculating a probability-weighted expected return valuation for the Company’s common stock.

Also, clarify how the elimination of the 15% discount increased the value of your stock by $2.26 per share.

A 15% discount on the pre-split estimated midpoint of the offering range of $7.50 was $1.13. Adjusting for the 1-for-2 reverse split yields a value of $2.26.

•

Your response reconciles the difference in the fair value of the Company’s shares of common stock of $6.34 at June 30, 2006 to the mid-point of filing range of $15.00 per share. Please explain in greater detail the reasons why each factor contributed to the increase in fair value and quantify each factor you identify. For example, you identify an increase in the valuation of comparable companies without quantifying the impact of the increase. Indicate the per share price under the IPO scenario prior to applying the probability factor and account for any differences in valuations between the periods (e.g., differences in pre-money IPO valuation). That is, any difference should be supported by company specific evidence that can be objectively verified.

Securities and Exchange Commission

November 17, 2006

Together with its underwriter and its valuation consultant, the Company identified the following factors which contributed to the change from the fair value estimated by the Company’s valuation consultant at June 30, 2006 and the midpoint of the offering price estimated by the Company’s underwriter on October 20, 2006:

Period	Factor			Post-split basis

6/30/2006	Fair Value of Common stock at 6/30/06 (on a post-split basis)			$6.34
July – October 2006	Increase in value due to increase in valuation of comparable companies[1]	Wtd avg (pre-split)	$3.99
		plus	7%
		equals	0.28
		weighted by	70%
		equals	0.20	$0.40
Effective date of offering	Probability of an IPO increases from 70% at 6/30/06 to 100%[2]	Wtd avg (pre-split)	$3.99
		plus value increase	0.28
		equals	4.27
		weighted by	30%
		equals	$1.28	$2.56
Effective date of offering	Timing and uncertainty of IPO or M&A event decreases to zero[3]	IPO price	$15.00	$2.25

		PV discount	15%
	Subtotal			$11.55
Effective date of offering	Difference in valuation methodology[4]			$3.45

	Midpoint of offering range			$15.00

[1]	From June 30, 2006 to October 20, 2006, the median company in the Healthcare Management and Life Sciences Software sector increased about 7% in price.

Securities and Exchange Commission

November 17, 2006

Ticker	Company	6/30/2006	10/20/2006	% change

HLTH	Emdeon Corp.	$12.41	$11.84	-4.6%
CERN	Cerner Corp.	$37.11	$46.95	26.5%
QSII	Quality Systems Inc.	$36.82	$41.77	13.4%
PSTI	Per-Se Technologies Inc.	$25.18	$23.90	-5.1%
ECLP	Eclipsys Corp.	$18.16	$20.03	10.3%
MDRX	Allscripts Healthcare Solutions Inc.	$17.55	$25.00	42.5%
TZIX	TriZetto Group Inc.	$14.79	$16.90	14.3%
CPSI	Computer Programs & Systems Inc.	$39.96	$31.85	-20.3%
QVDX	Quovadx Inc.	$2.58	$2.76	7.0%
QD	Quadramed Corp.	$1.95	$2.36	21.0%
MEDW	Mediware Information Systems Inc.	$9.65	$8.05	-16.6%
ETWC	etrials Worldwide, Inc.	$4.80	$3.14	-34.6%
STRM	Streamline Health Solutions, Inc.	$5.15	$4.91	-4.7%
HAXS	Healthaxis Inc.	$1.00	$1.53	53.0%
TNSX	Transax International Ltd.	$0.19	$0.13	-34.2%
		Median		7.0%

Also, since June 30, 2006, the confidence of underwriters and issuers increased in the IPO market. In the third quarter, 62 IPOs were filed, compared to 35 in the second quarter of 2006 and 11 in the first quarter of 2006. Although this activity is not yet reflected in priced transactions, it is reasonable to assume it would be factored into pricing decisions by underwriters for companies in registration.

A 7% increase in the price of comparable public companies, when applied to the June 30, 2006 IPO valuation in the Mufson report, and weighted with the probability weighting for the IPO scenario, contributed $0.40 to the fair value of the MEDecision common stock.

[2]

An increase in the probability of an IPO from the 70% estimated by the company’s valuation consultant in its June 30, 2006 valuation to the 100% probability assumed by the underwriter in its estimated offering range, when applied to the IPO scenario fair value price, as adjusted for the 7% increase in the price of comparable public companies during the July-October period, contributed $2.56 to the fair value of the common stock on a post-split basis.

[3]

The Company’s valuation consultant assumed a 15% present value discount rate for the time and uncertainty in completing a M&A or IPO liquidity event. As an IPO becomes more likely, the discount diminishes to 0%, which adds $2.25 to the fair value of the common stock on a post-split basis.

[4]

The difference in methodology between the probability-weighted expected value return approach used by the Company’s valuation consultant and the current market assessment of the Company’s underwriter accounted for an estimated $3.45 in the difference between the fair value estimated by the Company’s valuation consultant at June 30, 2006 and the pricing estimate of the Company’s underwriter at October 20, 2006.

Securities and Exchange Commission

November 17, 2006

The reason for the difference between the two values is the different set of comparable companies used by the valuation consultant and the underwriter. The valuation consultant used a much broader group of 15 companies in the healthcare software sector, and these companies had valuations (expressed as a multiple of revenue) of 2.6x latest 12-month revenues, 2.3x estimated 2006 revenues and 2.0x estimated 2007 revenues. By comparison, the underwriter only used five healthcare software companies in its valuation analysis (three of which were also in the valuation consultant’s group) which had a median multiple of 5.7x latest 12-month revenues, 4.5x estimated 2006 revenues and 3.5x estimated 2007 revenues. In addition, the underwriter compared the Company to non-healthcare recurring revenue software vendors to take into account the pricing model for the Company’s software. According to recent data, valuations for companies that sell software pursuant to a recurring revenue model, as opposed to a license model, are more than 2x (as a multiple of revenues) higher.”

The underwriter used twelve comparable companies, five of which were healthcare software companies and seven of which were recurring revenue software vendors to determine comparable company combined median pricing parameters. Although the Company’s strategic direction is to move towards a transaction-based recurring revenue model, and it has taken important steps in that direction, transaction-based recurring revenue makes up less than 4% of the Company’s current sales, and no more than 15% of its 2007 projected revenue. The valuation consultant was required by generally accepted valuation standards and the applied methodologies discussed in the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, to use a generally accepted approach to valuation. Under those guidelines, it would not have been appropriate to use as comparables for valuation purposes companies with a different revenue base, i.e. transaction-based recurring revenue software companies, than the Company’s current business model. The approach used by the underwriter thus would not meet the standards in Chapter 11 of the AICPA Practice Aid.

The valuation consultant was required by generally accepted valuation standards and the applied methodologies discussed in the AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, to use a generally accepted approach to valuation. The approach used by the underwriter would not meet the standards in Chapter 11 of the AICPA Practice Aid.

The underwriter’s estimated offering price range is a judgment at a point in time, may go up or down between the time of the first estimate and the effective date of the offering and is based not on valuation standards but on gauging the reception of the market to a company’s initial public offering. The underwriter’s estimated offering price range incorporates the Company’s future prospects, strategic direction and demonstrated performance.

In addition, tell us the impact of using difference comparable companies than the companies used by the underwriters. Clarify how you determined the companies used in your analysis are comparable to your business (i.e., type of products and consumers, number of employees, etc.).

The 15 comparable companies used by the Company’s valuation consultant were all in the Healthcare Management and Life Sciences Software market. These companies ranged in size from $14.0 million to $486.0 million in revenues compared to MEDecision’s estimated [CONFIDENTIAL TREATMENT REQUESTED: $____________] in revenues for the year ended December 31, 2006. Three of the 15 companies in the comparables group used by the Company’s valuation consultant were also in the group of 12 publicly-held, comparable companies used by the Company’s underwriter.

Securities and Exchange Commission

November 17, 2006

Of the 15 comparable companies used by the Company’s valuation consultant, only 11 were used in the valuation under an IPO scenario. The other four were excluded in calculation of median multiples due to either much larger or much smaller size. The 11 remaining comparables include two healthcare software companies, which are direct competitors, one Web portal and two ASP type models – all of which are comparable to the Company’s present and emerging businesses. The 11 companies are all engaged in providing software that collects and manages clinical data and manages data exchange between payers and providers.

•

We note that you have applied the common stock valuation as of December 31, 2005 to all stock options granted in the six-months ended December 31, 2005. Clarify how you determined that value of your common stock as of December 31, 2005 reflects the value in August 2005 and October 2005. That is, your response details several events that occurred in the fourth quarter 2005 (e.g. November 2005) that caused your stock price increase. Tell us how you considered the significance of these events when determining it was appropriate to use the value of your stock determined as of December 31, 2005 to stock options granted in August 2005 and October 2005.

The estimated fair value of the Company’s common stock at December 31, 2005 represents a probability-weighted estimate of expected returns based on various liquidity-event scenarios. The probability weightings were based on events that changed the probabilities of the different liquidity events. Of the events that had the greatest impact on the change in value between June and December 2005 – that is, the events of the fourth calendar quarter of 2005 – all of these events were in progress as of August 2005, so it is therefore appropriate that the higher value that incorporates the events should be applied to the grants in August and October of 2005.

In addition, tell us the fair value you applied to stock options granted in the first six months of fiscal year 2006.

The fair value applied to the stock options granted in January and April 2006 reflected the factors which were incorporated in the fair value at December 31, 2005. The major events that contributed to the increase in fair value from $2.26 at December 31, 2005 to $3.17 at June 30, 2006 were the increasing likelihood of an IPO, which occurred in the mid-to-late second quarter, and the commencement of new product developments in the late second quarter of 2006. Accordingly, the fair value applied to stock options granted in January and April appropriately excludes these effects.

Securities and Exchange Commission

November 17, 2006

Part II

Exhibits, page II-4

12.

Since your application for confidential treatment relates to exhibits filed as part of a ’33 Act document, please revise your reference portions of certain exhibits being omitted pursuant to an application for confidential treatment pursuant to Rule 24b-2 to reference Rule 406 of the Securities Act.

In response to the Staff’s comment, the Company included a notation next to the title for Exhibit 10.14(iv) on page II-6 of Amendment No. 4 to the Registration Statement to indicate that the Company requested confidential treatment for the exhibit.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,
/s/ Brian M. Katz

Brian M. Katz
of PEPPER HAMILTON LLP
cc:	David St. Clair

Selim Day

Barry M. Abelson